August 14, 2024

Via EDGAR

Sandra Hunter Berkheimer

Lulu Cheng

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Invesco CurrencyShares® Australian Dollar Trust

Registration Statement on Form S-1/A

File No. 333-280633

Dear Ms. Hunter Berkheimer and Ms. Cheng:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, the Head of Legal, US ETFs of Invesco Specialized Products, LLC, the sponsor of the Invesco CurrencyShares® Australian Dollar Trust (the “Trust”), hereby requests on behalf of the Trust that the above-referenced Registration Statement, as amended, be declared effective by the Securities and Exchange Commission on Friday, August 16, 2024 at 4:30 p.m. Eastern Time, or as soon as practicable thereafter.

If you have any questions about the foregoing, please contact counsel for the Trust, Alexis Leineweber of Foley & Lardner LLP at (414) 297-4922 or, in her absence, her colleague Patrick Daugherty at (312) 832-5178.

Sincerely,

INVESCO SPECIALIZED PRODUCTS, LLC, Sponsor of the Trust

By:	/s/ Adam Henkel
Adam Henkel
Head of Legal, US ETFs